HERSHA HOSPITALITY TRUST
44 Hersha Drive
Harrisburg, PA 17102
Telephone: (713) 236-4400

April 22, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Ruairi Regan

Re:
Hersha Hospitality Trust
Registration Statement on Form S-3
File No. 333-236758

Dear Mr. Regan:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hersha Hospitality Trust hereby requests acceleration of effectiveness of the above-captioned registration statement to 4:00 p.m., Eastern Time, on April 24, 2020 or as soon as reasonably practicable thereafter.

If you have questions or comments regarding this request, please call James V. Davidson of Hunton Andrews Kurth LLP at (804) 787-8035.

Very truly yours,

HERSHA HOSPITALITY TRUST

By:	/s/ Ashish R. Parikh
Ashish R. Parikh
Chief Financial Officer

cc:	Ashish R. Parikh Michael R. Gillespie James V. Davidson